United States securities and exchange commission logo





                               November 29, 2021

       Brent Ness
       President and CEO
       Nocimed, Inc.
       951 Mariners Island Blvd, Suite 300
       San Mateo, CA 94404

                                                        Re: Nocimed, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
25, 2021
                                                            CIK No. 37705621

       Dear Mr. Ness:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Market and Industry Data, page ii

   1. We refer to your disclosure concerning the reliability of third-party sources and the lack of verification. Please
either delete these statements or specifically state that you are responsible for such
disclosure.
       Overview, page 1

   2. You state: "Aclarion has taken the first steps to demonstrate the effectiveness of our technology..." Please
advise or revise this sentence, as effectiveness is solely within the determination of FDA
and it does not appear that you have plans to seek FDA clearance or approval.
 Brent Ness
FirstName  LastNameBrent Ness
Nocimed, Inc.
Comapany 29,
November   NameNocimed,
               2021        Inc.
November
Page 2     29, 2021 Page 2
FirstName LastName
3. Initially you state "The Company is addressing this market by initially focusing on improving the outcomes of surgical interventions to treat low back pain." Afterwards you state: "We will then move upstream into the low back and neck pain care pathway."
         Please clarify if your initial focus is on the low back pain and how the "low back and neck pain pathway" differs from low back pain.
4. We note that the first sentence indicates that you leverage artificial intelligence. With reference to your disclosures on pages 7 and 79, please tell us whether your current applications were developed using artificial intelligence. If they were, then please discuss this aspect of product development in the Business section. If they were not, then please revise the Summary discussion to remove the reference or explain that it is aspirational in nature.
5. With reference to page F-2, please revise the Summary to highlight that recurring losses
         from operations and a deficiency in shareholders    equity raise
substantial doubt about
         your ability to continue as a going concern. Also revise to explain that you have limited commercial sales to date.
6. With reference to paragraph (c) on page 70, please revise the Overview to describe briefly each of the products and explain how they interact and operate as a suite.
Market Opportunity, page 3

7. Please substantially revise to identify and explain the "early clinical evidence" that points to a marked improvement in surgical outcomes from using your product. Please also make sure that this Summary discussion here and at the top of page 2 is balanced and addresses any material limitations to that early evidence. For instance, it should be clear whether the evidence is or is not statistically significant. In addition, we refer to your disclosure on page 7 indicating that your current product is supported by a single clinical study at a single clinical center involving one spine surgeon as well as your disclosure that authors of the study cited on page 66 had a financial relationship with you. Reimbursement by Third Party Payers, page 4

8. We note your disclosure concerning the strength of the improvement in surgical outcomes from the Gornet study. Please describe this study here and in the Business section. Tell us whether this is the same study as those ones referenced on pages 2 and 3 as well as the
         "pivotal clinical trial involving 100 patients" referenced on page 68. Regulatory Filings, page 5

9. Please revise here and/or on pages 80-81 to explain the basis for your conclusion that NOCICALC-LS qualifies as an exempt Class I device. Similarly, please discuss the exclusion criteria of the 21st Century Cures Act for Clinical Support Software and
         explain how NOCIGRAM-LS meets such criteria. In this regard, it should be clear what is considered a "clinical decision tool" and how it differs from a medical device and why
 Brent Ness
FirstName  LastNameBrent Ness
Nocimed, Inc.
Comapany 29,
November   NameNocimed,
               2021        Inc.
November
Page 3     29, 2021 Page 3
FirstName LastName
         you believe that NOCIGRAM-LS meets the "clinical decision tool" classification.
Risk Factors, page 12

10. Please add a risk factor that discusses the challenges you face with the commercialization process in support of moving temporary Category III codes to permanent Category I codes, and that if you don't, you likely would not be able to generate enough revenue from patients paying directly out of pocket.
Use of Proceeds, page 54

11. Please revise to provide separate estimates for "market development" and "clinical evidence" and explain what each of those uses entails.
Capitalization, page 56

12.      Please address the following comments related to your capitalization:
             Remove accounts payable and accrued liabilities, and PPP loans to only include long-
             term debt and equity as part of your capitalization
             If you choose to present a cash balance, double underline it to clarify that it is not part of your total capitalization;
             If the offering would trigger your cash Milestone Payment obligation under the license agreement with UCSF as disclosed at F-17, please include the impact either in the cap table or note it as excluded, whichever is more
appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
60

13. To the extent possible, revise your results of operations to separately disclose the estimated impact of the factors for the changes in your revenues and expenses, as well as any known trends or uncertainties as required under Item 303 of Regulation S-K. For example:

                Expand to discuss whether price, in addition to volume, is also a key factor in your revenue increase.
                Expand to discuss the key components of your cost of services and their impact to your gross profit. In that regard, we note that you disclosed at F-17 that you recorded UCSF royalty costs as part of cost of revenue. Company History, page 68

14. Please revise to disclose the endpoints of the "pivotal clinical trial" and explain the trial results relative to those endpoints. In light of your disclosure that your technology does not require FDA clearance or approval, please explain why a pivotal clinical trial was initiated. With reference to disclosures on pages 2 and 66, explain the criteria for "clinical improvement" that was met.
 Brent Ness
FirstName  LastNameBrent Ness
Nocimed, Inc.
Comapany 29,
November   NameNocimed,
               2021        Inc.
November
Page 4     29, 2021 Page 4
FirstName LastName
License Agreement with the Regents of the University of California San Francisco, page 68

15. Please revise to discuss the term and termination provisions of the agreement.
16. With reference to Paragraph 20 of the UCFS agreement, please revise your disclosure to explain that the patent prosecution and maintenance process is controlled by UCSF and that Regents' counsel will take instructions only from the Regents. Please also include this information in the "Summary of Risk Factors" section.
Financial Statements
Balance Sheets, page F-3

17. Here for common stock, you disclosed that only 35,000 shares were authorized but
         6,755,740 shares were outstanding. Please revise or clarify the gap for us. As a related matter, the outstanding number of common stock was 6,765,470 on the statement of equity at F-6. Please revise to be consistent.
Note 6 -- Deferred Marketing, page F-15

18. Given that deferred marketing exceeds 25% of your total assets, please clarify for us how you determined that this item is properly characterized as an asset under GAAP. Fully describe the rights and obligations of both parties to the agreement and reference the specific provisions in the contract that justify your accounting conclusion. Please also site the authoritative accounting guidance that you are relying on and tell us how you determined that the amount is realizable given your liquidity problems and the substantial doubt over your ability to continue as a going concern. We may have further comment.
Note 6. Intangible Assets and Deferred Marketing
Convertible Notes, page F-15

19. Here you report capitalized USCF royalty for all periods presented. You also stated at F-
         17 that you recorded UCSF royalty costs in cost of revenue. Please reconcile those statements for us.
Note 7. Short Term Notes and Convertible Debt
Convertible Notes, page F-15

20. Here you disclosed that as of June 30, 2021, the convertible notes payable balance and accrued interest to be converted totaled $4,162,125, which, together with the $2,000,000
         SAFE under the NuVasive agreement, appear to contribute to the balance of $5,151,978
         Future Preferred Equity Commitment on the balance sheet. Please reconcile for the difference in balances for us. Revise if necessary.
NuVasive, Inc. Convertible Note and SAFE Agreement, page F-16

21. Here you disclose that the balance sheet reflects a liability to issue Series B-2 preferred
 Brent Ness
Nocimed, Inc.
November 29, 2021
Page 5
       shares to the SAFE holder. However at page 69, you state that the company issued the
       1,584,660 Series B-1 preferred shares to NuVasive. Please revise to be consistent.
Note 9. Shareholder's Equity, page F-18

22. Please revise to disclose other significant terms for your preferred stocks, if any, for example, distribution rights, redemption rights, or significant terms to issue additional shares, or terms that may change conversion prices. Refer to ASC 505-10-50-3.
Note 11. Subsequent Events, page F-20

23. Please revise to provide the details, including the exercise price, of the new option grants authorized subsequent to June 30, 2021, .
General

24. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Li Xiao at (202) 551-4391 or Al Pavot (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Gary Guttenberg at (202) 551-6477 or Joe McCann at (202) 551-6262 with any other questions.



                                                              Sincerely,
FirstName LastNameBrent Ness
                                                              Division of
Corporation Finance
Comapany NameNocimed, Inc.
                                                              Office of Life
Sciences
November 29, 2021 Page 5
cc:       Stanley Moskowitz, Esq.
FirstName LastName